Corporate Letter of Offer

Integrated Forest Products Pty Ltd
29 April 2005

National Australia Bank Limited ABN 12 004 044 937

National

Facility Summary

We offer to provide the *facilities* detailed within this *Letter of Offer* to Integrated Forest Products Pty Ltd. A summary of these *facilities* is set out below. *Facilities* marked with a + (if any) are subject to the relevant Multi Option Facility set out in Part 1 of the *Letter of Offer*.

FACILITY SUMMARY

Customer:	**Integrated Forest Products Pty Ltd**
ABN:	**52 083 521 966**
Facility Type:	**Overdraft**
Facility Limit:	**$500,000**
Facility Type:	**Bank Guarantee**
Facility Limit:	**$670,000**
Facility Type:	**Bank Guarantee**
Facility Limit:	**$120,000**
Facility Type:	**Revolving Hire Purchase / Finance Lease (Master Limit)**
Facility Limit:	**$7,200,000**
Total:	**$8,490,000**

If there is any inconsistency between the information set out here and that set out in the Details of Facilities sections of this *Letter of Offer*, then unless specifically provided the Details of Facilities sections prevail to the extent of that inconsistency.

1   Details of Facilities – New facilities generally subject to this Letter of Offer

New *facilities* are detailed below.

Overdraft Facility

Purpose/Utilisation:	To assist with the day to day working capital requirements for Sawmill operations.
Facility limit:	$500,000 Five Hundred Thousand Dollars
	(reduction of $500,000)
Expiry Date:	30 April 2006
Account Number:	45-742-3433
Interest Rate:	The total of the *National's* Base Lending Indicator Rate, currently 9.85%, plus a customer margin of 1.80%.
	Currently 11.65% per annum.
Default Interest Rate:	The total of the *National's* Base Lending Indicator Rate, currently 9.85%, plus a customer margin of 1.80% plus a default margin of 6.5%
	Currently 18.15% per annum.
Service Fee:	$2,000 payable each half year in March and September in arrears and when the *facility* is paid in full.
Securities:	All *securities* detailed in Part 4 with the exception of the *securities* numbered 4, 6 & 8
Specific Conditions:	Specific Conditions – Overdraft Facility

Bank Guarantee Facility

Purpose/Utilisation:	Security bond for the NSW State Forest Log Supply Agreement
Facility limit:	$670,000 (Six Hundred and Seventy Thousand Dollars)
Expiry Date:	30 April 2006
Issuing Fee:	2.80% of the face value of each *bank guarantee* payable on issue
Half Yearly Fee:	1.40% of the face value of each *bank guarantee*, payable half yearly in arrears from issue
Securities:	All *securities* detailed in Part 4 with the exception of the *securities* numbered 1, 2, 3, 5, 7 & 8
Specific Conditions:	Specific Conditions – Bank Guarantee Facility

Bank Guarantee Facility

Purpose/Utilisation:	Security bond for the ACT Forests of Department of Urban Services
Facility limit:	$120,000 (One Hundred and Twenty Thousand Dollars)
Expiry Date:	30 April 2006
Issuing Fee:	2.80% of the face value of each *bank guarantee* payable on issue
Half Yearly Fee:	1.40% of the face value of each *bank guarantee*, payable half yearly in arrears from issue
Securities:	All *securities* detailed in Part 4 with the exception of the *securities* numbered 4, 6 & 8
Specific Conditions:	Specific Conditions – Bank Guarantee Facility

3 Details of Facilities – Existing facilities generally subject to other contractual documentation

Existing *facilities* generally subject to other contractual documentation are summarised below. Refer to Section B1 of the General Terms and Conditions for how this *Letter of Offer* applies to them.

Master Lease / Hire Purchase Facility

Purpose/Utilisation:	Finance Plant & Eqipment
Facility limit:	$7,200,000 (Seven Million Two Hundred Thousand Dollars)
	(Increase of $2,510,000 to accommodate the finance of the Quad Saw – from $4,690,000)
Expiry:	30 April 2006
Repayments:	Hire Purchase finance to be structured over 5 years with nil balloon.
Securities:	All *securities* detailed in Part 4 with the exception of *securities* numbered 2, 3, 4, 6 & 7
Specific Conditions:	Specific Conditions - Master Lease/Hire Purchase Agreement

4   Security

The *Customer* must provide, and must ensure that each *security provider* provides, all the following *securities* in a form and substance satisfactory to *us* (if the *Customer* or the *security provider* has not already done so). The taking of any new *securities* detailed below does not prejudice or waive our right to rely upon, and enforce, earlier *securities*.

Registered Mortgage Debentures

Over the whole of the company assets including goodwill and uncalled capital and called but unpaid capital together with relative insurance policy assigned to the National Australia Bank Limited given by.

1.   Integrated Forest Products Pty Ltd A.C.N. 083 521 966
2.   Timbermans *Group* Pty Ltd A.C.N. 100 845 476

Guarantees and Indemnities

3.   In support of Integrated Forest Products Pty Ltd for $1,120,000 and other liabilities given by:- Colin Wilson Baird, Michael Bruce Timms, Roger Kenneth Timms, Norman William Backman, Antony Richard Esplin and Timbermans *Group* Pty Ltd A.C.N. 100 845 476

4.   In support of Integrated Forest Products Pty Ltd for $670,000 and other liabilities given by:- Giulia Marie Timms

Registered Mortgage

5.   Registered Mortgage over property situate at Tralee Street Hume, A.C.T. more particularly described in Certificate of Title Volume 306 Folio 014 given by Integrated Forest Products Pty Ltd

6.   ·General Mortgage over Crown Lease (65 years) over 'The Grimus Apartments', Apartment 3, Car Park 3A & Ski Locker 3, Site 224 Mount Buller Alpine Resort Vic given by Giulia Marie Timms

7.   Letter of Subordination over Loans advanced to Timbermans Group Pty Ltd A.C.N. 100 845 476 by shareholders.

8.   Master Lease/Hire Purchase Agreement secured by the following:

-      First Ranking Mortgage Debenture over all the assets and undertakings of Integrated Forest Products Pty Ltd A.C.N. 083 521 966 -- Charge Number 667546
-      First Ranking Mortgage Deeds over land and buildings located at Tralee Street Hume, A.C.T. more specifically described in Certificate of Title Volume 306 Folio 014, Mortgage Number 1196285.
-      Individual Directors Guarantees

 National Australia Bank Limited
ABN 12 004 044 937

 Bill Facility—Letter of Offer

Melbourne Major Client Group 3/330 Collins Street _____ Outlet   Date 09/11/2004 _____

(Name and Address of Customer)

Timbermans Group Pty Ltd ACN 100 845 476

4/95 Salmon Street

Port Melbourne VIC 3207

Dear Sir/Madam

National Australia Bank Limited whose principal office in the State set out in item 1 of the Schedule is set out in item 2 of the Schedule ("the Bank") hereby offers to provide to the Drawer a bill acceptance facility not exceeding the aggregate amount set out in item 4 of the Schedule or such other amount as may hereafter be agreed upon by the parties in writing ("the Limit") upon the following terms and conditions:-

1.   In this Letter unless the context otherwise requires:-

"Letter" means this Letter as the same may stand amended, varied or added to from time to time.

"Availability Period" means the period during which the Drawer may draw Bills and require the Bank to accept the same in accordance with this Letter commencing on the Commencement Date and ending on the date set out in item 5 of the Schedule or such later date as the parties hereto shall agree upon in writing.

"Bill" and "Bills" has the meaning assigned to the expression "Bill of Exchange" by the Bills of Exchange Act 1909 of the Commonwealth of Australia and shall mean any Bill drawn and accepted pursuant to this Letter of Offer. Any reference in this letter to the drawing, accepting, or other dealings of or with a Bill of Exchange shall have the meaning ascribed thereto in that Act and shall also mean drawing or accepting a Bill of Exchange by means of a facsimile signature.

"Business Day" means any day on which trading banks are open for business in the place set out in item 1 of the Schedule.

"Commencement Date" means the date as set out in item 6 of the Schedule.

"Drawer" means the person set out in item 3 of the Schedule, and includes his successors and permitted assigns.

"Event of Default" means an event under clause 17.

"Expiry Date" means the last day of the Availability Period.

"Facility" means the bill acceptance facility up to the Limit to be provided by the Bank to the Drawer.

"Maturity Date" means the maturity date of each Bill drawn and accepted pursuant to this Letter.

A reference in this Letter to any Act of Parliament or to any section or provision thereof shall be read as though the words "or any statutory provision substituted therefore" were added to such a reference.

A reference in this Letter to a natural person shall include his legal personal representatives.

Anything to be done, or which may be done, by the Drawer under this Letter may be done for or on behalf of the Drawer by a duly appointed and authorised attorney.

Words denoting the singular number shall include the plural and vice versa.

Words denoting natural persons only shall include corporations and vice versa, and words denoting the masculine gender shall include every other gender.

2.   Where the Drawer has appointed the Bank as the attorney of the Drawer in connection with this Letter:

(a)   The Bank is not obliged to comply with any request or direction ("instruction") of the Drawer for the Bank to exercise its power as attorney;

(b)   The Bank may act on verbal instructions or instructions received by facsimile but may require instructions from the Drawer to be in writing;

(c)   The Bank will not have any liability (and the Drawer shall indemnify the Bank against any liability) for anything done or omitted to be done by the Bank acting on instructions which purport to be instructions of the Drawer.

3.   Bills drawn by the Drawer during the Availability Period shall be accepted by the Bank for the accommodation of the Drawer provided that the face value of all Bills so accepted by the Bank and outstanding shall not exceed the Limit at any time.

4.   No Bills shall be drawn by the Drawer and the Bank shall have no obligation to accept any Bills pursuant to this Letter having a Maturity Date later than the Expiry Date.

5.   Bills shall be drawn by the Drawer on the Bank with face values, payable on such days to such persons and at

such places in Australia as the Drawer and the Bank shall agree.

6. The Drawer hereby agrees to observe the several requirements of the Bills of Exchange Act 1909 as to anything necessary to be done to ensure the validity of any Bills to be drawn or accepted hereunder or to attract the benefit of any provisions of that Act.

7. Within the Availability Period and subject to the provisions of this Letter upon the maturity of each Bill drawn and accepted pursuant to this Letter, the Drawer may draw a replacement Bill having a face value no greater than the face value of the maturing Bill which shall be accepted by the Bank. Such replacement Bill shall, except with the consent of the Bank, be delivered to the Bank at least 5 Business Days prior to the Maturity Date of the maturing Bill.

8. (a) (i) Subject to sub-clause (ii) hereof, the Drawer shall pay to the Bank the face value of each Bill on its Maturity Date.

   (ii) Where the Bank:-
   (a) provides a Bill discounting facility to the Drawer; and
   (b) has agreed to accept a replacement Bill (pursuant to clause 7),
   the obligation of the Drawer to pay to the Bank the face value of a maturing Bill on its Maturity Date may, at the discretion of the Bank, be satisfied by the Bank:-
   (a) debiting the face value of the maturing Bill to an internal suspense account of the Bank;
   (b) accepting the replacement Bill;
   (c) crediting the discounted proceeds of the replacement Bill in reduction of the debit created to the suspense account; and
   (d) debiting the account of the Drawer for the amount of the remaining balance of the debit to the suspense account.

   (iii) The procedure outlined in sub-clause (ii) hereof, shall be adopted for administrative convenience only and shall not prejudice the right of the Bank at any time to require the Drawer to pay to it the face value of any Bill on its Maturity Date.

   (b) The obligations and liabilities of the Drawer hereunder and in relation to each Bill drawn and accepted hereunder shall continue notwithstanding that the Bank is/or becomes the holder of a Bill in its own right on or after its Maturity Date.

   (c) The Bank may pay any Bill on or after its Maturity Date without being under any obligation to enquire as to the title of the person presenting the same for payment.

9. Upon each Bill being accepted by the Bank the Drawer shall pay to the Bank an activation fee being the percentage per annum set out in item 7 of the Schedule of the face value of the Bill for the term thereof.

10. Upon each Bill being accepted by the Bank the Drawer shall pay to the Bank a drawdown fee of the amount set out in item 8 of the Schedule. The Bank may increase the drawdown fee during the Availability Period by giving at least thirty (30) days' notice to the Drawer of any such increase.

11. During the Availability Period the Drawer shall pay to the Bank a facility fee being the percentage per annum set out in item 9 of the Schedule of the amount of the Facility payable in advance as determined by the Bank. The first of such payments shall be made on the Commencement Date.

12. The Drawer shall pay to the Bank on demand the application fee set out in item 10 of the Schedule.

13. The Drawer agrees that the Bank may debit all fees payable by the Drawer under or in connection with the Facility to the account set out in item 14 of the Schedule.

14. The obligation of the Bank to accept Bills hereunder shall be subject to the Drawer's performance of and compliance with his obligations hereunder.

15. The Drawer represents and warrants to the Bank as follows:-
   (a) There is no action suit or proceeding pending or to the knowledge of the Drawer (or if the Drawer is a corporation - known to any of its officers) threatened before any Court or Government agency which may result in this Letter or any provision thereof being rendered invalid or unenforceable;
   (b) The execution and performance of this Letter and the payment of all amounts due under this Letter will not violate any provision of any applicable law or Government directive having the force of law;
   (c) A legal valid and binding obligation on the Drawer enforceable in accordance with its terms is constituted if and whenever a Bill is accepted by the Bank;
   (d) Each Bill required to be accepted by the Bank shall be binding on the Drawer and enforceable according to its tenor;
   (e) If the Drawer is a corporation, the Drawer is duly incorporated or registered in the State set out in item 11 of the Schedule and has all requisite power and authority to enter into and comply with the provisions of this Letter;
   (f) If the Drawer is a natural person:-
   (i) The Drawer has full capacity to accept the offer constituted by this Letter and draw Bills pursuant to

Page 3

this Letter;

(ii) Any statement of assets, liabilities and income given by the Drawer to the Bank prior to the execution hereof is true and correct in all particulars.

16. Each request by the Drawer to the Bank to accept a Bill shall constitute confirmation by the Drawer that at the date thereof no Event of Default and no event in relation to which the giving of notice or the passing of time, or both would constitute an Event of Default, has occurred and that the representations and warranties of the Drawer contained herein remain true and correct as of that date.

17. During the term of the Facility each of the following events and occurrences shall constitute an Event of Default:-

(a) If the Drawer fails to pay the face value of any Bill to the Bank on the Maturity Date of such Bill;

(b) If the Drawer fails to pay on the due date any other amount payable hereunder;

(c) If the Drawer defaults in the performance or observance of any term or condition of the Facility or of this Letter;

(d) If any order for payment is made or judgment is entered or signed against the Drawer and the same is not satisfied within 7 days thereafter;

(e) If, in the opinion of the Bank, the Drawer becomes unable to pay its debts, or the assets or position of the Drawer are not sufficiently maintained;

(f) If the Drawer fails to make any payment when due, or within any applicable period of grace, in respect of any financial obligation or any such obligation shall, by reason of default on the part of the Drawer, become due or capable of being declared due prior to its stated maturity;

(g) If the Drawer, without the prior written consent of the Bank, enters into any arrangement to factor all or any of the Drawer's book debts or charges or encumbers the whole or any part of the Drawer's assets or estate;

(h) If at any time the Drawer should fail to pay to the Bank any moneys from time to time due and payable to the Bank pursuant to any other arrangement or facility, or fail to comply with any other provision of such arrangement or facility or the provisions of any security given to the Bank;

(i) If the Drawer is a corporation:-

(i) If the Drawer convenes a meeting of or proposes or enters into any arrangement or composition for the benefit of its creditors;

(ii) If an application is made or a resolution is passed for the winding up of the Drawer or for the reduction of the capital of the Drawer or notice or intention to propose such a resolution is given;

(iii) If a receiver and manager, liquidator or provisional liquidator or an administrator under Part 5.3A of the Corporations Law is appointed in respect of the Drawer or the whole or any part of its undertaking property or assets;

(iv) If the Drawer stops payment generally or ceases or threatens to cease to carry on its business or the major part thereof;

(v) If a ground for winding up the Drawer shall arise;

(vi) If, without the prior consent in writing of the Bank, the Drawer shall sell, assign or transfer the whole or major part of its undertaking or attempt so to do;

(vii) If the Drawer determines that any portion of its share capital which has not been already called up shall not be capable of being called up except in the event and for the purposes of the company being wound up;

(j) If the Drawer is a natural person:-

(i) If the Drawer commits an act of bankruptcy;

(ii) If a petition for an order of bankruptcy or sequestration of the estate of the Drawer is presented;

(iii) If the Drawer convenes a meeting of or proposes or enters into any arrangement or composition for the benefit of his creditors;

(iv) If a receiver is appointed of any part of the property or the estate of the Drawer.

For the purposes of this clause 17 where the Drawer is a firm or partnership any Event of Default which occurs in relation to one member of the firm or partnership shall be deemed to have occurred in relation to all the members thereof.

18. If an Event of Default occurs the Bank shall have the right to serve a notice of termination of the Facility on the Drawer. Upon service of such notice the Drawer's right to have Bills accepted by the Bank shall terminate and all amounts payable hereunder, including an amount equal to the aggregate face value of all Bills accepted by the Bank hereunder which remain outstanding (notwithstanding that the Maturity Dates of such outstanding Bills have yet to occur) shall become immediately due and payable by the Drawer to the Bank.

19. In the Event that the Drawer should fail to pay to the Bank the face value of any Bill either on its Maturity Date or upon service of a notice of termination of Facility pursuant to clause 18 (whichever the case may be) the Bank may debit an account in the name of the Drawer (whether opened by the Bank or the Drawer) with the face value of each such Bill and any costs expenses and outgoings referred to in clause 22. The overdrawn balance of such

account shall bear interest at the rate calculated in accordance with item 12 of the Schedule from time to time.

20. Notwithstanding anything herein contained to the contrary the Bank shall not be obliged to accept any Bills presented for acceptance hereunder unless the securities referred to in item 13 of the Schedule have been executed and have been delivered to the Bank and remain in full force and effect in respect of all current Bills accepted by the Bank and Bills so presented to the Bank for acceptance.

21. No delay in exercising or omission to exercise any right, power or remedy accruing to the Bank under this Letter shall affect its right, power or remedy or be construed to be a waiver of any Event of Default. Each and every right granted to the Bank herein or in connection herewith or allowed to it at law or in equity shall be cumulative and may be exercised from time to time.

22. The Drawer shall pay to the Bank the Bank's costs, expenses and outgoings:-
   (a) Of and incidental to the preparation, execution and stamping of this Letter and the securities herein referred to;
   (b) In respect of any other liability of the Bank for stamp duty under stamp duty legislation of any State or Territory arising out of this Letter or any transaction hereunder or contemplated hereby including drawing, accepting, discounting and negotiating of Bills or for which the Bank or the Drawer may be liable and which the Bank at its discretion may pay;
   (c) Incurred in consequence of any default of the Drawer in the due performance or observance of any term or condition or provision binding expressly or by implication on the Drawer under this Letter;
   (d) Of and incidental to the exercise by the Bank of any power express or implied in this Letter or the securities referred to herein or in relation to or in respect of any Bill.

23. If the Bank is liable to pay goods and services tax or any similar tax (GST) on a supply (as defined in relevant legislation) ("the supply") made in connection with this Letter, then the Drawer agrees to pay the Bank an additional amount equal to the consideration payable for the supply multipled by the prevailing GST rate.

24. The Drawer shall indemnify the Bank against any liability which it may incur on, and any moneys it may pay under, any Bill the Bank may accept hereunder or in connection with any such Bill including any Bill accepted or drawn by means of a facsimile signature (and whether or not such facsimile signature was authorised by the Bank or Drawer). This indemnity shall be in addition to and not in derogation of any other indemnity or obligation in favour of the Bank contained herein or given by the Bills of Exchange Act 1909 or at law or in equity.

25. Anything herein required to be done or any payment to be made on a day which is not a Business Day shall be valid if done or made on the next succeeding Business Day.

26. This Letter will be construed in accordance with the laws of the State set out in item 1 of the Schedule.

27. Any notice or demand hereunder may be given by the Bank under the hand of any class of Manager of the Bank and served by being delivered to the address or registered office of the Drawer as set out in item 3 of the Schedule or as last advised to the Bank and may be posted to any of such addresses by prepaid post and if posted shall be deemed to be served on the day following the date of posting whether actually received or not and may be delivered to the Drawer or should the Drawer be a corporation then to any Director or Secretary of the Drawer.

28. In a case where this Letter is given in respect of the indebtedness of a firm or partnership:-
   (a) This Letter shall continue to be binding notwithstanding any changes which may from time to time take place in the partners thereof, whether by the death or retirement of any partner or partners or the admission of any new partner or partners or otherwise howsoever, and notwithstanding that the firm or partnership no longer carries on business;
   (b) This Letter shall be binding on the Drawer notwithstanding that the Drawer is not or having once been a member of the firm or partnership is no longer a member thereof.

29. In the event of the death of the Drawer prior to the Maturity Date of any Bill current at the date of such death interest shall accrue to the Bank pursuant to the provisions of clause 19 in the same manner as if an account in the name of such deceased Drawer had been debited with the face value of such Bill pursuant to the provisions of that clause.

Page 5

30. The drawing of a Bill by the Drawer for acceptance by the Bank after the date of this Letter shall constitute acceptance by the Drawer of the Bank's offer to provide the Facility upon the terms and conditions hereinbefore set out and an acknowledgment that all prior arrangements are cancelled and that these terms and conditions apply to all Bills so drawn and accepted prior to such date.

31. The Drawer must give the Bank promptly any information it reasonably asks for from time to time.

Yours faithfully,

Manager


Page 6
Schedule


Item 1
State

Victoria

Item 2
Principal Office of the Bank

500 Bourke Street Melbourne VIC 3000

Item 3
Name, & Address or Registered Office of Drawer 1

Timbermans Group Pty Ltd
4-95 Salmon Street Port Melbourne VIC 3207

Item 4
Limit

$6,650,000.00

Item 5
End of Availability Period

31/07/2008

Item 6
Commencement Date

09/11/2004

Item 7
Activation fee

0.0000% p.a.

Item 8
Drawdown fee

$150.00

Item 9
Facility fee

1.5000% p.a.

Item 10
Application fee

$0.00

Item 11
State of incorporation of Drawer

Victoria

Page 7
Schedule (cont'd)

Item 12
Default Rate

The total of the Bank's Lending Indicator Rate for <u>Base Rate</u> plus a customer margin of <u>2.4000</u>% per annum plus a default margin of <u>6.5000</u>% per annum being 18.5000% per annum.

Item 13 – Securities

Registered Mortgage Debenture over the whole of Timbermans Group Pty Ltd assets including goodwill and uncalled capital and called but unpaid capital together with relative insurance policy assigned to the National Australia Bank Limited.
Guarantee and Indemnity for $ 6,650,000.00 given by Colin Wilson Baird, Michael Bruce Timms, Roger Kenneth Timms, Norman William Backman Anthony Richard Esplin and Integrated Forest Products Pty Ltd supported by.
Registered Mortgage Debenture over the whole of Integrated Forest Products Pty Ltd assets including goodwill and uncalled capital and called but unpaid capital together with relative insurance policy assigned to the National Australia Bank Limited.
Registered Mortgage over property situate at Bolck 28, Hume Canberra Sawmill, Hume ACT more particularly described in Certificate of Title Division Certificate of title Volume 306 Folio 014
Letter Of Subordination
Registered Mortgage over property situate at The Wiles Canmriver Highway, Bombala NSW more particularly described in Certificate of Title Folio Identifier 1/523427 and 120/756842

Item 14
Account title

Timbermans Group Pty Ltd

Account number

55-865-9517

Outlet

Major Cleint Group